

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2025

Tiago Reis Marques
Chief Executive Officer
Pasithea Therapeutics Corp.
1111 Lincoln Road, Suite 500
Miami Beach, Florida 33139

> **Re: Pasithea Therapeutics Corp.**
> **Draft Registration Statement**
> **Submitted April 7, 2025**
> **CIK No. 0001841330**

Dear Tiago Reis Marques:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: James O'Grady, Esq.